Exhibit 21.1

List of Subsidiaries of QPAGOS

Name of Subsidiary	Jurisdiction of Formation

Qpagos Corporation	Delaware
QPagos, S.A.P.I. de C.V.	Mexico
Redpag Electrónicos S.A.P.I. de C.V.	Mexico